File No. 812-15132

As Filed with the Securities and Exchange Commission on September 14, 2020

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM THE DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19) THEREOF

Advanced Series Trust

Prudential’s Gibraltar Fund, Inc.

The Prudential Series Fund

AST Investment Services, Inc.

PGIM Investments LLC

Please direct all communications to:

Claudia DiGiacomo

PGIM Investments LLC

655 Broad Street, 17th Floor

Newark, New Jersey 07102

With a copy to:

Paulita A. Pike, Esq.

Ropes & Gray LLP

Counsel to the Independent Directors/Trustees

191 North Wacker Drive, 32nd Floor

Chicago, Illinois 60606

Gregory D. Sheehan, Esq.

Nathan D. Somogie, Esq.

Ropes & Gray LLP

Counsel to the Independent Directors/Trustees

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

This document contains a total of 21 pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Advanced Series Trust Prudential’s Gibraltar Fund, Inc. The Prudential Series Fund AST Investment Services, Inc. PGIM Investments LLC File No. 812-15132	AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM THE DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19) THEREOF

I.                                        INTRODUCTION

Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (each a “Prudential Investment Company” and collectively, the “Prudential Investment Companies”); and AST Investment Services, Inc. (“ASTIS”) and PGIM Investments LLC (“PGIM”) (collectively, the “Adviser” and together with the Prudential Investment Companies, the “Applicants”) hereby submit this amended and restated application (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the definition of “interested person” under Section 2(a)(19) of the 1940 Act.

Applicants are seeking relief under Section 2(a)(19)(B)(iii) of the 1940 Act so that a current or future member of the boards of trustees or boards of directors of the Prudential Investment Companies, as applicable (each a “Board” and together, the “Boards”) may be deemed an Independent Director (as defined herein), even if the member (A) has a beneficial or legal interest in publicly traded securities issued by a controlling person of an investment subadviser of the Prudential Investment Companies (each a “Subadviser” and together, the “Subadvisers”),(1) provided such interest is limited as described below (the “de minimis interest relief”); or (B) inadvertently has a beneficial or legal interest in publicly traded securities issued by a controlling person of a Subadviser, provided such member takes the steps described below upon discovery of the interest and is, during such time, deemed to be an “interested person” of the Subadviser with respect to matters relating to such Subadviser (the “inadvertent interest relief”).  Applicants are not requesting relief with respect to interests in shares of Prudential Financial, Inc. (“Prudential”), the Adviser’s parent company, or any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of the Adviser.(2)

(1)  The term “control” is interpreted as defined in Section 2(a)(9) of the 1940 Act.  The terms “affiliated” and “affiliates” as used herein are interpreted as set forth in Section 2(a)(3) of the 1940 Act.  Subadvisers (and controlling persons thereof) that are not affiliated with the Adviser may be referred to herein as “unaffiliated.”

(2)  PGIM and ASTIS serve as co-advisers to certain current series of Advanced Series Trust.  PGIM serves as adviser to other current series of Advanced Series Trust, to all current series of The Prudential Series Fund, and to Prudential’s Gibraltar Fund, Inc.  The term “Adviser” means PGIM or PGIM and ASTIS, as applicable to the particular series, and also includes any successor to PGIM or ASTIS.  For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.  Each Adviser is, and any future Adviser to the Prudential Investment Companies will be, registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 Act (the “Advisers Act”).

Applicants request that the exemptive relief sought herein apply to the named Applicants as well as to all existing and future registered management investment companies or series thereof advised by the Adviser, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) the Adviser.  All existing registered management investment companies that currently intend to rely on the requested order have been named as Applicants, and any other existing or future management investment companies that intend to rely on the requested order in the future will comply with the terms and conditions of the Application.

The de minimis interest relief would enable an Independent Director (as defined herein) to hold limited interests in U.S. publicly traded securities issued by a controlling person of an Unaffiliated Subadviser (as defined herein), in circumstances and subject to conditions under which Applicants believe that such interests are unlikely to influence the judgment or affect the independence of the Independent Director.  The inadvertent interest relief would permit an Independent Director who inadvertently acquires an interest in U.S. publicly traded securities issued by a controlling person of an Unaffiliated Subadviser to continue to be treated as an “independent director” for purposes of the 1940 Act, other than with respect to matters related to the relevant Subadviser, for a limited time to allow the Independent Director to conduct an orderly disposition of the interest or, where the interest is of a type that can be held consistent with the de minimis interest relief, to comply with the conditions of such relief.

For purposes of this Application, the term “Unaffiliated Subadviser” refers to a Subadviser for one or more series of the Prudential Investment Companies (each a “Fund” and collectively, the “Funds”) that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Funds or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to a Fund.

II.                                   STATEMENT OF FACTS

A.                                    Applicants

1.                                      The Prudential Investment Companies

Advanced Series Trust is organized as a Massachusetts business trust.  Advanced Series Trust is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (“Securities Act”), on Form N-1A.  Advanced Series Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act, and consists of one or more Funds, each of which has its own investment objectives and policies.  Certain Funds hold themselves out as “manager-of-managers” Funds, having one or more Subadvisers, each of which manages all or a portion of the Fund’s assets.

Prudential’s Gibraltar Fund, Inc. is organized as a Maryland corporation.  Prudential’s Gibraltar Fund, Inc. is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act on Form N-1A.  Prudential’s Gibraltar Fund, Inc. has one Subadviser that manages all of its assets.

The Prudential Series Fund is organized as a Delaware statutory trust.  The Prudential Series Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act on Form N-1A.  The Prudential Series Fund is a series investment company, as defined by Rule 18f-2 under the 1940 Act, and consists of one or more Funds, each of which has its own investment objectives and policies.  Certain Funds hold themselves out as “manager-of-managers” Funds, having one or more Subadvisers, each of which manages all or a portion of the Fund’s assets.

2.                                      The Adviser

ASTIS, located at One Corporate Drive, Shelton, Connecticut 06484, is a Connecticut corporation and is registered with the Commission as an investment adviser under the Advisers Act.  ASTIS has been providing advisory services since 1992.  As of March 31, 2020, ASTIS served as co-manager with PGIM to certain series of Advanced Series Trust, with aggregate assets of approximately $140.1 billion.

PGIM, located at 655 Broad Street, 17th Floor, Newark, New Jersey 07102, is a New York limited liability company and is registered with the Commission as an investment adviser under the Advisers Act.  PGIM and its predecessors have served as a manager or administrator to investment companies since 1987.  As of March 31, 2020, PGIM served as the investment manager to the Prudential Investment Companies, as well as certain U.S. registered closed-end investment companies and offshore open-end investment companies with aggregate assets of approximately $269.7 billion.

The Adviser, like all investment advisers to mutual fund families, has an interest in eliminating significant and unnecessary barriers to the Funds’ ability to attract and retain the best and most qualified independent directors to serve as members of the Boards of the Funds.  PGIM and ASTIS are each an indirect, wholly-owned subsidiary of Prudential (NYSE: PRU), a global financial institution offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries.

B.                                    Management of the Funds

1.                                      The Adviser

The Adviser provides investment advisory services to the Funds pursuant to investment management agreements between each Prudential Investment Company, on behalf of its Fund(s), and the Adviser (each an “Investment Management Agreement”).

The Investment Management Agreement for each Fund was approved by the applicable Board, including a majority of the Independent Directors, and by shareholders of the Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act.  Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the applicable Board, provides continuous investment management of the assets of each Fund.  As the investment adviser to each Fund, the Adviser determines the securities and other instruments to be purchased, sold or entered into by each Fund and places orders with brokers or dealers selected by the Adviser.  The Adviser periodically reviews each Fund’s investment policies and strategies and, based on the needs of a particular Fund, may recommend changes to the investment policies and strategies of the Fund for consideration by the Board.

For its services to each Fund under the applicable Investment Management Agreement, the Adviser receives an investment management fee from the Fund based on the average net assets of the Fund.

2.                                      The Subadvisers

Consistent with the terms of each Investment Management Agreement, the Adviser may, subject to the approval of the applicable Board, including a majority of the Independent Directors, and the shareholders of the applicable Fund (if required), delegate portfolio management responsibilities for all or a portion of the assets of a Fund to one or more Subadvisers.(3)  In accordance with each Investment Management Agreement, the Adviser will oversee each Subadviser in the performance of its duties with a view to preventing violations of the federal securities laws.  The Adviser continues to have overall responsibility for the management and investment of the assets of each Fund, and the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of the Fund’s assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time.  If the Adviser determines to delegate portfolio management responsibilities to one or more Subadvisers, the Adviser evaluates, selects and recommends

(3)  Each current Subadviser is, and any future Subadviser will be, an “investment adviser” to the Funds within the meaning of Section 2(a)(20) of the 1940 Act and provides, or will provide, investment management services to the Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, each Subadviser is, and any future Subadviser to the Funds will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration.

Subadvisers to manage the assets (or a portion thereof) of a Fund, and oversees, monitors and reviews the Subadvisers and their performance and compliance with the Fund’s investment policies and restrictions.

Each Subadviser provides investment advisory services to the Funds pursuant to an investment subadvisory agreement between the Adviser and the Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”).  Each Subadviser receives an investment management fee from the Adviser based on a percentage of the assets it manages on behalf of the Fund.(4)  The fee paid to a Subadviser is the result of arms’ length negotiations between the Adviser and the Subadviser and is approved by the applicable Board, including a majority of the Independent Directors.

The Prudential Investment Companies and the Adviser have received an exemptive order from the Commission (“Multi-Manager Order”)(5) that permits the Adviser or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser, subject to certain conditions, including approval of the applicable Board, and without the approval of shareholders, to: (i) select certain Subadvisers to manage all or a portion of the assets of a Fund and enter into Subadvisory Agreements with the Subadvisers; and (ii) materially amend Subadvisory Agreements with the Subadvisers.

Many of the Subadvisers hired by the Adviser are subsidiaries of public companies.(6)  The Subadvisers are typically part of large, global financial services organizations whose securities are widely traded both in domestic and foreign markets.

The Adviser is responsible for the selection, evaluation, termination and replacement of Subadvisers for the Funds, subject to the approval of the applicable Board.  The Adviser identifies Subadvisers based on its evaluation of a Subadviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board.  For certain Funds, the Adviser has employed multiple Subadvisers.  In those instances, the Adviser allocates and, as appropriate, reallocates a Fund’s assets among the Subadvisers, and the Subadvisers manage that portion of the Fund allocated to them.  Subject to the oversight of the Adviser and the applicable Board, the Subadvisers determine the securities and other instruments to be purchased, sold or entered into by a Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select.

The Adviser engages in an active and ongoing analysis of the continued advisability of retaining a Subadviser and frequently makes recommendations to the applicable Board regarding the selection, termination and replacement of Subadvisers.  The Adviser also negotiates and renegotiates the terms of the Subadvisory Agreements with the Subadvisers, including the fees paid to the Subadvisers, and makes recommendations to the applicable Board from time to time.  On an ongoing basis, the Adviser monitors the compliance of each Subadviser with the investment objective(s), policies and restrictions of the relevant Fund, monitors continuity in each Subadviser’s operations and any changes in investment personnel and senior management, reviews the performance of each

(4)  Each Subadviser will bear its own expenses of providing investment management services to the relevant Fund.  Neither the Prudential Investment Companies nor any Fund is responsible for paying subadvisory fees to any Subadviser.

(5)  Advanced Series Trust et al., 1940 Act Rel. Nos. 31342 (Nov. 20, 2014) (notice) and 31377 (Dec. 16, 2014) (order).

(6)  The Adviser has hired a total of 38 Subadvisers to provide the day-to-day investment advisory services for all or a discrete portion of the Funds.  Of these Subadvisers, 3 are affiliates of the Adviser: PGIM Fixed Income, a business unit of PGIM, Inc., Jennison Associates LLC, and QMA LLC.  The remaining 35 Subadvisers are Unaffiliated Subadvisers: AllianceBernstein L.P., Allianz Global Investors U.S. LLC, AlphaSimplex Group, LLC, AQR Capital Management, LLC, BlackRock Financial Management, Inc., Brandywine Global Investment Management, LLC, Brown Advisory, LLC, Capital International, Inc., Cohen & Steers Capital Management, Inc., CoreCommodity Management, LLC, ClearBridge Investments, LLC, Dimensional Fund Advisors LP, Emerald Mutual Fund Advisers Trust, FIAM LLC, Franklin Advisers, Inc., First Quadrant L.P., Goldman Sachs Asset Management, L.P, Hotchkis and Wiley Capital Management LLC, J.P. Morgan Investment Management, Inc., LMCG Investments, LLC, Lazard Asset Management LLC, Loomis, Sayles & Company, L.P., LSV Asset Management, Martin Currie Inc., Massachusetts Financial Services Company, Morgan Stanley Investment Management, Inc., Neuberger Berman Investment Advisers LLC, Pacific Investment Management Company, LLC, QS Investors, LLC, T. Rowe Price Associates, Inc., UBS Asset Management (Americas) Inc., WEDGE Capital Management, LLP, Wellington Management Company LLP, Western Asset Management Company, LLC, and Victory Capital Management.

Subadviser, and reports periodically to the Boards regarding these matters.  The Adviser is responsible for communicating performance expectations and evaluations to each Subadviser and ultimately recommending to the Boards whether each Subadvisory Agreement should be renewed, modified or terminated.  The Adviser reports to the Boards with respect to the results of its respective evaluations, monitoring functions and determinations with respect to each Subadviser.

From time to time, the Adviser may determine that the services of a Subadviser should be terminated and will recommend termination to the relevant Board.  Similarly, from time to time, with the approval of the relevant Board, the Adviser may appoint new Subadvisers to advise new or existing Funds (or portions thereof) or to replace Subadvisers for existing Funds (or portions thereof).  Thus, the Subadvisers that provide day-to-day investment advisory services to the Funds may change on a regular basis.  In addition, Subadvisers are acquired from time to time by other companies, and such acquisitions introduce new entities to the list of Subadvisers.

C.                                    The Boards

Each Prudential Investment Company is managed under the direction of its Board, pursuant to the Prudential Investment Company’s governing instrument and the applicable law of its state of formation.  Currently, the same nine Board members serve on the Board of each Prudential Investment Company.  Eight of these Board members are Independent Directors.(7)  It is anticipated that, in the future, each Prudential Investment Company may seek to add new Independent Directors to its Board, to replace retiring Independent Directors or to increase the size of the Board.

Pursuant to Section 15 of the 1940 Act, the Board of each Prudential Investment Company, including a majority of the Independent Directors, initially approved the Investment Management Agreements and has approved their continuation annually thereafter.  In addition, upon the recommendation of the Adviser and pursuant to Section 15 of the 1940 Act, the Board of each Prudential Investment Company, including a majority of the Independent Directors, initially approved each Subadvisory Agreement and has approved its continuation annually thereafter.  Any future Subadvisory Agreement proposed to be entered into between the Adviser and a Subadviser will be subject to consideration and approval by the Board of the relevant Prudential Investment Company, including a majority of the Independent Directors.

III.                              THE REQUESTED RELIEF

A.                                    Summary of Requested Relief

1.                                      De Minimis Interest Relief

The conditions of the requested de minimis interest relief would limit an Independent Director’s interest in publicly traded securities issued by a controlling person of an Unaffiliated Subadviser to five percent (5%) or less of the Independent Director’s net worth.(8)  The conditions of the requested de minimis interest relief would also restrict an Independent Director from owning any security issued by a controlling person of an Unaffiliated Subadviser that derives more than one percent (1%) of its total annual revenue from the fees paid by the Funds, or by the Adviser on behalf of the Funds, to the Unaffiliated Subadviser and its affiliated persons in connection with the subadvisory relationship.(9)  The Adviser will perform this calculation each calendar quarter based on a controlling person’s total

(7)  With respect to each Prudential Investment Company, those members of the Board who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Prudential Investment Company, the Adviser or a principal underwriter of the Prudential Investment Company are referred to herein as the “Independent Directors.”

(8)  The calculation of an Independent Director’s net worth would follow the calculation method used in Rule 501(a)(5)(i) of Regulation D under the Securities Act.

(9)  This calculation would not be limited to investment management fees paid to an Unaffiliated Subadviser pursuant to a Subadvisory Agreement and would reflect all fees paid by the Funds, or by the Adviser on behalf of the Funds, to the Unaffiliated Subadviser and its affiliated persons for any services provided to the Funds in connection with the subadvisory relationship.  For example, fees received by an Unaffiliated Subadviser pursuant to an administration agreement would be reflected in this calculation.

revenue for the most recent 12-month period, as reported in the controlling person’s most recent publicly available financial statements, and the fees paid by the Funds, or by the Adviser on behalf of the Funds, over the same 12-month period.(10)

2.                                      Inadvertent Interest Exemption

The conditions of the requested inadvertent interest relief would require an Independent Director who has inadvertently acquired an interest in publicly traded securities issued by a controlling person of an Unaffiliated Subadviser that is inconsistent with the conditions of the de minimis interest relief to divest such interest within 120 days after the discovery of the interest (or, where the interest is of a type that can be held consistent with such conditions, those conditions are satisfied within 120 days after discovery of the interest).(11)  The conditions of the inadvertent interest relief would also require an Independent Director to disclose to the Adviser and the Board the existence of an inadvertent interest in publicly traded securities issued by a controlling person of an Unaffiliated Subadviser before taking part in any Board actions with respect to the Unaffiliated Subadviser.  The conditions of the inadvertent interest relief would further require that the Independent Director be treated as an “interested person” for purposes of determining whether a majority of independent directors has voted on any matters relating to the Unaffiliated Subadviser until divesting such interest or otherwise complying with the conditions of the de minimis interest relief.

B.                                    Reasons for Requested Relief

1.                                      Background

Given the considerable responsibilities imposed on investment company directors, mutual fund complexes seek to attract sophisticated, engaged and committed individuals to serve on their boards.  Individuals who possess the qualifications and experience of desirable independent directors often are leaders of their professions and, given the demands associated with serving on a fund board, the most desirable candidates are at times those who are retired.  Invariably, through their professional success and over time, they have acquired direct or beneficial ownership interests in publicly traded companies.  Their personal investments may include securities issued by companies in the financial services industry.  From time to time, fund complexes like the Prudential Investment Companies retain as subadvisers the very companies in which directors may own securities in their personal investment portfolios.

Section 2(a)(19)(B)(iii) of the 1940 Act defines an “interested person” of an investment adviser or principal underwriter for an investment company to include “[a]ny person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter” (the “Ownership Restriction”).  The Ownership Restriction renders an otherwise-independent director an “interested person” under the 1940 Act if he or she owns even a single share of an unaffiliated subadviser or its controlling person.  In light of the common presence of financial services firms in the

(10)  When adding a new Unaffiliated Subadviser to an existing Fund, the percentage of the controlling person’s total annual revenue will be calculated as if the subadvisory relationship had been in effect for the trailing 12-month period.  In addition, because the asset level (and, thus, the total annual revenue derived from the subadvisory relationship) for a new Fund cannot be reliably estimated, this condition will not apply during the first year of the new Fund’s operations, and the de minimis interest relief may be relied upon during such period by satisfying the other conditions of such relief.

(11)  Applicants submit that 120 days is a reasonable amount of time to divest holdings and is appropriate to allow Independent Directors to coordinate the sale of such interests, to avoid the need to divest such interests at “fire sale” prices, and to address potential tax consequences of the sale.

personal investment portfolios of independent directors, the Ownership Restriction can impose significant and unnecessary burdens on individuals whose fund board service involves the oversight of unaffiliated subadvisers.

Further, the Ownership Restriction may serve to discourage qualified individuals from serving as independent directors of mutual fund complexes that employ many unaffiliated subadvisers, which in turn places these complexes at a disadvantage in competing with more traditionally structured fund groups (i.e., those that do not employ subadvisers) to attract and retain independent directors.  Fundamentally, for fund groups with unaffiliated subadvisers, the Ownership Restriction can require a board to pursue one of two potentially problematic outcomes: disqualify an otherwise-capable unaffiliated subadviser from managing money for a fund, or require its independent directors, in order to remain independent, to divest their holdings in the subadviser (or its controlling person) at a time and price that is not of the director’s choosing.

As discussed below, the current lack of any de minimis exception to the Ownership Restriction may create undesirable outcomes in the context of mutual fund complexes, like the Prudential Investment Companies, that engage a large number of unaffiliated subadvisers.  Applicants submit that the purposes of the “interested person” definition in Section 2(a)(19) of the 1940 Act can be respected, while recognizing that de minimis interests in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers are unlikely to influence the judgment or affect the independence of an Independent Director.  Accordingly, Applicants believe that the requested relief is appropriate to allow the continued service of the Independent Directors without undue hardship, and to remove the competitive disadvantage that the Prudential Investment Companies face in seeking to attract and retain the best Independent Director candidates possible.

2.                                      Significant Burdens on Independent Directors

The Ownership Restriction imposes significant and ongoing burdens on the Independent Directors of the Funds.  To serve as an independent director of the Funds, an Independent Director must continuously track his or her personal investments to avoid any potential interests in the Unaffiliated Subadvisers and their controlling persons.  Maintaining independence with respect to Unaffiliated Subadvisers, consistent with the terms of the Ownership Restriction, requires that the Independent Directors, their financial advisers and their counsel expend significant time and effort tracking and analyzing share ownership, often in accounts with respect to which an Independent Director receives no economic benefit, or with respect to which the Independent Director neither has knowledge of holdings nor directs the acquisition or disposition of those holdings.

If the Adviser seeks to hire a new Unaffiliated Subadviser for the Funds, an Independent Director must identify and divest any interest in the Unaffiliated Subadviser or its controlling person in order to continue serving as an independent director.  Likewise, if an Independent Director inadvertently acquires an interest in an existing Unaffiliated Subadviser or its controlling person, the Independent Director must dispose of such interest as promptly as possible.  Doing so may become necessary at inopportune times, and can often carry adverse tax consequences and additional brokerage or other expenses for an Independent Director.

For Independent Directors that have retained one or more financial advisers to manage their accounts, the process of continuously monitoring their personal investments can be even more burdensome due to the involvement of third parties.  For example, an Independent Director who has retained one or more financial advisers to manage the Independent Director’s account(s) typically must confer with the financial adviser on a regular basis, and monitor account holdings, to ensure that the financial adviser does not invest the Independent Director’s account in any securities issued by an existing Unaffiliated Subadviser or its controlling person.  In addition, each time a new Unaffiliated Subadviser is retained for a Fund, the Independent Director must consult with the financial adviser to ensure that the Independent Director does not directly or indirectly hold or acquire any securities of the Unaffiliated Subadviser or its controlling person.  Similarly, each time an Unaffiliated Subadviser undergoes a change of control, the Independent Director must consult with the financial adviser to ensure that the Independent Director does not directly or indirectly hold or acquire any securities of the Unaffiliated Subadviser’s new controlling person.

To the extent an Independent Director has an interest in publicly traded securities issued by a controlling person of an Unaffiliated Subadviser, such interest generally represents less than 5% of the Independent Director’s net worth.  Under the requested de minimis interest relief, an Independent Director would still be required to monitor his or her personal holdings for material interests in Unaffiliated Subadvisers and their controlling persons, but would no longer be required to monitor personal holdings for ownership of a single security issued by a controlling person of an Unaffiliated Subadviser.  Publicly traded securities issued by controlling persons of Unaffiliated Subadvisers are among the most likely securities to appear in the personal holdings of an Independent Director.  Allowing an Independent Director and his or her financial adviser to monitor for breach of a 5% net worth threshold, instead of monitoring for ownership of a single security held in the Independent Director’s personal investments, would alleviate some of the burdens on Independent Directors with respect to monitoring their personal investments.

In some cases, an Independent Director may have legal ownership of accounts with respect to which the Independent Director receives no direct economic benefit.  For example, Independent Directors are often the legal owners (as trustees) of assets in accounts maintained on behalf of other beneficial owners, such as family members.  In such cases, an Independent Director may not receive any direct economic benefit with respect to such accounts and may not even know which securities are included in the accounts.(12)

The Ownership Restriction requires Independent Directors to liquidate holdings of securities issued by a new Unaffiliated Subadviser or its controlling person (or an existing Unaffiliated Subadviser as a result of a change of control) to maintain their status as independent directors.  Such sales can require an Independent Director to execute securities transactions at inopportune times and prices, resulting in significant adverse tax consequences and additional brokerage or other expenses for the Independent Director.  Significantly, the Ownership Restriction can mean an Independent Director would have to liquidate an interest in an Unaffiliated Subadviser in order to remain independent even though the Independent Director acquired such interest inadvertently, through no action by the Independent Director, such as by inheritance.

Moreover, the Ownership Restriction typically means that Independent Directors forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser.  Because of the number of Unaffiliated Subadvisers and because the Unaffiliated Subadvisers are often part of large, publicly-traded global financial services organizations, the Ownership Restriction significantly limits an Independent Director’s ability to invest in domestic and foreign markets.  By its terms, the Ownership Restriction prevents an Independent Director from holding even one share of an Unaffiliated Subadviser or its controlling person, regardless of how limited the Unaffiliated Subadviser’s role is within the fund complex.

These significant burdens and obligations are unique to independent directors of mutual fund complexes like the Prudential Investment Companies.  Independent directors of more traditional fund complexes that utilize only a primary investment adviser are not obligated to monitor their personal investments for potential interests in a large number of unaffiliated financial institutions, and instead need only ensure that they avoid interests in a small handful of securities (i.e., the primary investment adviser and its parent company or affiliates).

3.                                      Retention and Recruitment of Qualified Independent Directors

The Ownership Restriction may discourage qualified individuals from serving as Independent Directors of the Funds.  The significant limitations placed on personal investing activities (including potential divestitures at unfavorable prices in order to continue to qualify as an independent director), and the additional time and effort associated with monitoring their personal investments to avoid inadvertently acquiring any interest in an Unaffiliated Subadviser (or its controlling person), limit the range of qualified individuals available or willing to serve as Independent Directors of the Funds.

Moreover, Applicants believe that fund complexes that do not require independent directors to face the hardships associated with the use of unaffiliated subadvisers have a distinct advantage in recruiting director candidates.  Unaffiliated Subadvisers, particularly large ones, are well-represented among publicly traded financial

(12)  Independent Directors often hold discretionary and non-discretionary accounts and, in the latter, an individual account holder may not know the identity of every security in the account.

services firms.  Sophisticated independent director candidates, more often than not, hold one or more of those companies in their personal investment portfolios or in accounts they control for the benefit of others.

4.                                      Efficient Replacement of Unaffiliated Subadvisers

As noted above, with the approval of the relevant Board, the Adviser may appoint new Unaffiliated Subadvisers for new or existing Funds or terminate and replace Unaffiliated Subadvisers for existing Funds.  In considering whether to recommend a new Unaffiliated Subadviser to the relevant Board, however, the Adviser could have to choose between disqualifying an Unaffiliated Subadviser with otherwise strong qualifications, on one hand, and requesting that an Independent Director divest his or her personal holdings in the Unaffiliated Subadviser (or its controlling person) to avoid disqualification as an independent director, on the other.

Applicants believe that a limited exemption to the Ownership Restriction could provide for more efficient and timely replacement of a poorly performing Unaffiliated Subadviser.  The selection of a new Unaffiliated Subadviser entails, in part, an inquiry to determine if any Independent Director has an interest in the new Unaffiliated Subadviser (or its controlling person).  As noted above, that inquiry takes time.  If an Independent Director ultimately must divest his or her interest in a new Unaffiliated Subadviser or its controlling person, that process requires additional time.  Applicants believe that investor interests are served by the efficient and timely replacement of a poorly performing Unaffiliated Subadviser.(13)

IV.                               REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)

A.                                    Applicable Law

The 1940 Act and the rules thereunder impose specific requirements relating to independent directors of registered investment companies, including the composition of boards of directors of such companies.  Section 10(a) of the 1940 Act provides that the board of directors of an investment company must be comprised of at least 40% of directors who are “independent” of the investment company.  In addition, Section 10(b)(2) of the 1940 Act generally provides that a majority of the members of an investment company’s board of directors must be “independent” of any principal underwriter of the investment company.  Further, multiple provisions of the 1940 Act and rules thereunder specifically require action by a majority of the directors who are not “interested persons” of an investment company or an investment advisor or principal underwriter of such investment company.(14)  For example, Section 15(c) requires a vote of a majority of the “independent” directors to approve an investment advisory or principal underwriting agreement.

Section 2(a)(19) was added to the 1940 Act by the Investment Company Act Amendments of 1970.  Prior to the enactment of the 1970 amendments, a director was considered “independent” if the director was not an officer or employee of an investment company or an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of its investment adviser, principal underwriter, regular broker or any investment banker and their affiliates.(15)  In 1966, the Commission, concerned with the economic and family relationships between independent directors and investment company management, recommended to Congress that the term “interested person” be added to the 1940

(13)  In this connection, the Commission has previously recognized the importance of an investment adviser’s ability to timely replace poorly performing subadvisers in similarly situated mutual fund complexes.  See Exemption From Shareholder Approval for Certain Subadvisory Contracts, 1940 Act Rel. No. 26230 (Oct. 23, 2003) (“Rule 15a-5 Proposing Release”).

(14)  Section 2(a)(19)(A)(iii) provides that an “interested person” of an investment adviser or principal underwriter also is an “interested person” of the investment company for which the adviser or underwriter serves.  Thus, a person who is an “interested person” of an investment adviser by virtue of a direct or indirect beneficial or legal interest in such investment adviser (or controlling person thereof) is also an “interested person” of the investment company for which the investment adviser serves.

(15)  See SEC, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337 (1966) at 130 (discussing the status of independent directors in 1966).

Act and that it be applicable to the provisions of the 1940 Act relating to, among other things, board composition and approval of advisory and underwriting agreements.(16)

Congress responded to the Commission’s concerns by enacting Section 2(a)(19) of the 1940 Act.  In doing so, Congress noted that, like the Commission, it was concerned with the “strong ties” an investment company’s independent directors may have with management.(17)  With respect to security ownership, Congress was concerned that under the then-current independence definition, a director could be deemed independent “even though he own[ed] up to 4.99 percent of the adviser-underwriter’s stock.”(18)  Importantly, however, the legislative record does not suggest that the addition of Section 2(a)(19) to the 1940 Act was intended to classify persons as “interested” by virtue of their holding any interest, regardless of how small or indirect, in the investment company or its adviser or underwriter.  Instead, as the Senate Report on the bill makes clear, the section was intended to include within the term “interested person” those “persons who have close family or substantial financial or professional relationships with investment companies, their investment advisers, principal underwriters, officers, and employees.”(19)

Although the text of Section 2(a)(19)(B)(iii) as enacted does not, on its face, reveal a distinction between “strong ties” and “substantial financial” relationships, on one hand, and immaterial or de minimis interests or relationships, on the other, the legislative record indicates that Congress was concerned with relationships that are “strong” or “substantial” enough to influence an independent director’s judgment or undermine the independent director’s ability to act impartially when dealing with investment company management.  Moreover, the Senate Report stated that the Commission would have “adequate exemptive authority under Section 6(c) of the [1940] Act to administer [Section 2(a)(19)] in a flexible manner.”(20)  For example, the Senate Report noted that the Commission may exempt from Section 2(a)(19) a person who “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”(21)

Section 6(c) of the 1940 Act provides:

The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

For the reasons set forth below, Applicants believe that de minimis interests and inadvertent interests in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers do not create or constitute “strong ties” or “substantial financial” relationships between an Independent Director and the Funds or the Adviser.  Applicants therefore request an order from the Commission exempting current and future Independent Directors from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act to the extent necessary to permit an Independent Director to hold such interests subject to the conditions described herein.

(16)  Id. at 334.

(17)  See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4927.

(18)  Id.

(19)  Id. (emphasis added).

(20)  Id. at 4929.

(21)  Id.

B.                                    Basis for a Section 6(c) Order

Applicants submit that the requested relief is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants also submit that the requested relief is consistent with previous exemptive relief granted by the Commission from Section 2(a)(19)(B)(iii).

1.                                      Necessary and Appropriate in the Public Interest

Applicants maintain that the requested relief is necessary and appropriate in the public interest because it will: (1) reduce the significant burdens placed on the Independent Directors of the Funds as independent directors of subadvised mutual funds; (2) increase the range of qualified Independent Director candidates available to the Funds by preventing the unnecessary disqualification of otherwise-qualified candidates in connection with their personal investments; (3) remove any unfair advantage that other mutual fund complexes may have in competing with the Funds for qualified Independent Director candidates; and (4) permit the Adviser to more efficiently hire and replace Unaffiliated Subadvisers for the Funds in accordance with shareholder expectations.

Applicants believe the requested relief will reduce the significant burdens placed on the Independent Directors of the Funds in connection with avoiding de minimis or inadvertent interests in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers.  As discussed below, the requested relief will be subject to conditions that Applicants believe will address Congress’s concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund subadvisers.  Applicants believe that these conditions will ensure that the Independent Directors maintain their independence from the Unaffiliated Subadvisers, while reducing the significant burdens currently placed on the Independent Directors with respect to their personal investments.

Applicants also believe that the requested relief will increase the range of qualified Independent Director candidates available and willing to serve on the Boards by preventing unnecessary disqualification of otherwise-qualified Independent Director candidates.  The requested relief will eliminate, as a basis for unnecessary disqualification of an otherwise-qualified candidate, the candidate’s personal investments in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers that are too small or remote to influence the Independent Director’s judgment or affect his or her independence.  In addition, the requested exemption will remove any unfair competitive advantage another mutual fund family may have over the Prudential Investment Companies for retaining the best and most qualified Independent Director candidates.

In addition, the requested exemption will enable the Adviser to retain efficiently the most qualified Unaffiliated Subadvisers to serve the Funds.  By permitting limited investments by the Independent Directors in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers, the requested exemption will largely eliminate any concern that a proposed new Unaffiliated Subadviser could automatically disqualify an Independent Director.  For this same reason, as discussed below, the requested exemption also will better enable the Adviser to timely terminate an underperforming Unaffiliated Subadviser.(22)

2.                                      Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

Applicants submit that the requested relief is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Therefore, Applicants believe that it is unnecessary to apply the literal requirements of Section 2(a)(19)(B)(iii) to an Independent Director’s interests in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers.  Applicants believe that their proposed conditions will address Congress’s concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund advisers, while removing some of the most significant burdens currently placed on the Independent Directors with respect to their personal investments.

(22)  The Commission has previously noted the importance of a primary investment adviser’s ability to timely replace poorly performing subadvisers in a manager-of-managers complex.  See Rule 15a-5 Proposing Release, supra note 13, at 61,724.

Applicants note that the mutual fund industry has changed significantly since the addition of Section 2(a)(19) to the 1940 Act in 1970.  At the time, the typical mutual fund was organized by its investment manager, which provided most, if not all, of the investment management services to the fund.(23)  Today, the fund industry is replete with subadvisers.  The Prudential Investment Companies have Subadvisers that are affiliated with the Adviser and also Unaffiliated Subadvisers.  In both cases, a Subadviser’s role is limited to the day-to-day management of the Funds’ assets.  The Adviser performs the primary management function with which Congress was concerned when Section 2(a)(19) was enacted, and the requested relief would not extend to ownership interests in the Adviser or any Subadviser affiliated with the Adviser.

In addition, the Unaffiliated Subadvisers are not closely associated with the Adviser or the Funds.  The Unaffiliated Subadvisers only provide day-to-day advisory services to one or a limited number of Funds and may also serve as investment advisers to a number of other mutual funds that are unaffiliated with the Adviser or the Funds.  None of the Unaffiliated Subadvisers is a sponsor, promoter or organizer of the Funds.  In addition, the Unaffiliated Subadvisers are continuously monitored by the Adviser and may be replaced at any time by the Adviser.

Moreover, because of the size of a publicly traded corporate organization, ownership of securities issued by a controlling person of an Unaffiliated Subadviser has little possibility of affecting an Independent Director’s independence.  For example, it is unlikely that an Independent Director’s decision with respect to the approval of a Subadvisory Agreement would have a significant impact on the total revenue of an Unaffiliated Subadviser’s controlling person.  For the reason, an Independent Director’s decision with respect to a Subadvisory Agreement would have no material effect on the value of the Independent Director’s personal holdings.  Because the requested exemption will be limited to interests in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers that derive less than one percent (1%) of their total annual revenues from fees paid by the Funds, or by the Adviser on behalf of the Funds, Applicants believe there is no realistic possibility that an Independent Director’s decisions with respect to an Unaffiliated Subadviser could significantly impact the Unaffiliated Subadviser’s business.  There would be even less of a possibility that the approval of a Subadvisory Agreement with an Unaffiliated Subadviser could result in financial benefit to an Independent Director.

As a practical matter, the Independent Directors of the Funds are already permitted in limited circumstances to invest in securities issued by companies that serve as Unaffiliated Subadvisers.  Rule 2a19-3 under the 1940 Act permits the Independent Directors to invest in broad-based index funds, which may include companies that serve as Unaffiliated Subadvisers to Funds.(24)  The “broad-based” limitation in Rule 2a19-3 was intended to “assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to affect his or her independence and create a conflict of interest.”(25)

(23)  See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4901.

(24)  Under the exemption provided by Rule 2a19-3, an Independent Director is permitted to hold indirect interests in many of the current Unaffiliated Subadvisers to the Funds.  As of April 30, 2020, the S&P 500 Index includes eight controlling persons of current Unaffiliated Subadvisers, and the Russell 1000® Index includes those same eight controlling persons of current Unaffiliated Subadvisers and five additional controlling persons of current Unaffiliated Subadvisers.  Each of these indices includes additional companies that either are registered investment advisers that could potentially serve as Unaffiliated Subadvisers or are controlling persons of such advisers.  In this regard, the requested exemption would simply allow the Independent Directors to hold directly interests that they are currently permitted to hold indirectly.  The requested exemption would limit an Independent Director’s interest in publicly traded securities issued by a controlling person of an Unaffiliated Subadviser to a de minimis amount in order to ensure that such interest is not substantial enough to affect the Independent Director’s independence or to create a conflict of interest.

(25)  Role of Independent Directors of Investment Companies, 1940 Act Rel. No. 24816 (Jan. 2, 2001), 66 Fed. Reg. 3,734, 3,740 n. 65 (Jan. 16, 2001) (“Rule 2a19-3 Adopting Release”).  As proposed, Rule 2a19-3 would have limited investments in investment advisers or their controlling persons to those advisers or controlling persons whose securities’ value did not exceed five percent of the value of an index tracked by an index fund.  See Role of Independent Directors of Investment Companies, 1940 Act Rel. No. 24082 (Oct. 14, 1999), 64 Fed. Reg. 59,826, 59,838 (Nov. 3, 1999) (“Rule 2a19-3 Proposing Release”).  Comments received on the proposed rule reflected concerns that monitoring the five percent limit could be difficult.  As a result, the rule as adopted included the “broad-based” limitation in place of the five percent limit.

Commission interpretations also permit the Independent Directors to invest in actively managed mutual funds that in turn invest in financial services companies, which may be controlling persons of Unaffiliated Subadvisers.(26)  Even highly diversified mutual funds are likely to hold securities issued by a significant number of controlling persons of the Unaffiliated Subadvisers.  The requested relief would simply permit the Independent Directors to hold these limited interests directly rather than indirectly through a mutual fund.

Applicants further believe that the requested relief is consistent with the Commission’s rationale for allowing fund boards to differentiate between a fund’s primary investment adviser and an unaffiliated subadviser when evaluating whether a counsel’s representation of a subadviser impedes that counsel’s ability to serve as “independent legal counsel” to the independent directors pursuant to Rule 0-1(a)(6) under the 1940 Act.  In the adopting release for Rule 0-1(a)(6), the Commission noted that independent directors may conclude that a counsel’s representation of a fund’s subadviser does not impede that counsel’s ability to serve as “independent counsel” to the independent directors.(27)  The Commission explained that “an independent director, in evaluating a counsel’s conflicts, could give consideration to the nature of a sub-advisory relationship.”(28)  The Rule 0-1(a)(6) Adopting Release reflects the Commission’s acknowledgment that relationships between a counsel and a fund’s unaffiliated subadvisers are different from relationships between the counsel and the fund’s primary adviser.

Finally, the requested exemption would provide the flexibility Congress intended when enacting Section 2(a)(19).  As discussed in Section IV.A above, the enactment of Section 2(a)(19)(B)(iii) was not intended to classify persons conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a subadviser or its parent company.  Rather, it was intended to strengthen those provisions of the 1940 Act that require independent directors to act independently as to certain important matters.  Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual who, despite being covered by the text of the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”(29)  For the reasons discussed above, Applicants respectfully submit that the Independent Directors would be in the position to act independently if the requested relief is granted.

3.                                      Precedent for Requested Exemption

The Commission has previously granted exemptions from Section 2(a)(19)(B)(iii), in circumstances similar to those presented in this Application, to applicants who have proposed to exempt independent directors from the provisions of Section 2(a)(19) to the extent necessary to allow them to hold beneficial or legal interests in the parent company of a specific investment adviser.(30)  In their applications for exemptive relief, the applicants specifically

(26)  See Rule 2a19-3 Proposing Release, supra note 25, at 59,838 n. 140; Rule 2a19-3 Adopting Release, supra note 25, at 3,740 n. 65.

(27)  See Role of Independent Directors of Investment Companies, 1940 Act. Rel. No. 24816, n.53 (Feb. 15, 2001) (“Rule 0-1(a)(6) Adopting Release”) (“In evaluating whether representation of an administrator (or its control person) is “sufficiently limited” for the person to be “independent counsel,” we believe a board could differentiate between an administrator that merely performs ministerial tasks and one that has sponsored, organized, or promoted the fund.  Independent directors could reach a similar conclusion regarding a sub-adviser.”).

(28)  Id.

(29)  See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4929.

(30)  See, e.g., Safeco Equity Fund, Inc., et al., 1940 Act Rel. Nos. 10116 (Feb. 9, 1978) (notice) and 10164 (Mar. 20, 1978) (order) (exempting a director of Safeco Funds from Section 2(a)(19)’s definition of “interested person” where the director (i) was a “Member” of the College Retirement Equities Fund (“CREF”), a variable annuity fund that owned shares of the parent company of the Safeco Funds’ investment adviser and (ii) held a beneficial interest as an annuitant of CREF); Dean Witter Reynolds InterCapital, et al., 1940 Act Rel. Nos. 12436 (May 14, 1982) (notice) and 12489 (June 14, 1982) (order) (permitting the independent directors of the funds advised by Dean Witter Reynolds InterCapital, Inc. to own securities issued by its parent company, Sears Roebuck & Co., and subsidiaries thereof); The Putnam Management Company, Inc., et al., 1940 Act Rel. Nos. 13894 (Apr. 19, 1984) (notice) and 13944 (May 16, 1984) (order) (permitting the independent directors of funds advised by The Putnam Management Company, Inc. to own securities issued by its parent company, Marsh & McLennon Companies, Inc.).  The Commission also has granted limited exemptions from Section 2(a)(19)(B)(iii) for purposes of Section 15(f) of the 1940 Act.  See, e.g., Shearson Loeb Rhoades Inc., et al., 1940 Act Rel. Nos. 11786 (May 20, 1981) (notice) and 11835 (June 26, 1981) (order); Lehman Management Co., Inc. et al., 1940 Act Rel. Nos. 13978 (May 31, 1984) (notice) and 14018 (June 29, 1984) (order).

noted the large size of the parent company, the minimal amount that the adviser contributed to the parent company’s profits and the minor ownership any individual director would have in such parent company.   In these instances, the Commission issued orders of exemption pursuant to Section 6(c) of the 1940 Act limiting the interest in the investment adviser’s parent company to a de minimis amount of the outstanding equity and debt securities of the companies and a de minimis amount of the aggregate market value of the securities.

C.                                    Conditions for the Requested Relief

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.              No Independent Director relying on the de minimis interest relief will have directly or indirectly a beneficial or legal interest in securities issued by a controlling person of an Unaffiliated Subadviser that derives more than one percent (1%) of its total annual revenue from the fees paid by the Funds, or by the Adviser on behalf of the Funds, to the Unaffiliated Subadviser and its affiliated persons in connection with the subadvisory relationship.  The Adviser will perform this calculation each calendar quarter based on the controlling person’s total revenue for the most recent 12-month period, as reported in the controlling person’s most recent publicly available financial statements, and the fees paid by the Funds, or the Adviser on behalf of the Funds, over the same 12-month period.(31)

2.              An Independent Director’s direct and indirect beneficial and legal interests in securities issued by a controlling person of an Unaffiliated Subadviser held in reliance on the de minimis interest relief will be limited, in the aggregate, to five percent (5%) or less of the Independent Director’s net worth.(32)  The calculation of an Independent Director’s net worth will follow the calculation method used in Rule 501(a)(5)(i) of Regulation D under the Securities Act.

3.              If an Independent Director inadvertently acquires, or discovers that he or she has inadvertently acquired, an interest in securities issued by a controlling person of an Unaffiliated Subadviser that is inconsistent with the conditions of the de minimis interest relief, the Independent Director will continue to qualify as an independent director for purposes of the 1940 Act, provided that: (i) the interest is divested within 120 days after discovery of the interest (or, where the interest is of a type that can be held consistent with such conditions, those conditions are satisfied within 120 days after discovery of the interest); (ii) the Independent Director discloses the existence of such interest to the Adviser and the Board before taking part in any Board actions with respect to that Unaffiliated Subadviser; and (iii) the Independent Director is treated as an “interested person” for purposes of determining whether a majority of independent directors has voted on any matters relating to the Unaffiliated Subadviser until divesting such interest or otherwise complying with the conditions of the de minimis interest relief.

(31)  When adding a new Unaffiliated Subadviser to an existing Fund, the percentage of the controlling person’s total annual revenue will be calculated as if the subadvisory relationship had been in effect for the trailing 12-month period.  In addition, because the asset level (and, thus, the total annual revenue derived from the subadvisory relationship) for a new Fund cannot be reliably estimated, this condition will not apply during the first year of the new Fund’s operations, and the de minimis interest relief may be relied upon during such period by satisfying the other conditions of such relief.

(32)  For purposes of this condition, interests held through broad-based index funds and actively managed mutual funds in reliance on Rule 2a19-3 and Commission interpretations thereof will not be aggregated with other interests in publicly traded securities issued by a controlling person of an Unaffiliated Subadviser.

4.              An Independent Director relying on the de minimis interest relief will notify the Adviser and the Board, to the best of his or her knowledge, of any interest held by the Independent Director in securities issued by a controlling person of an Unaffiliated Subadviser before taking part in any Board actions with respect to that Unaffiliated Subadviser.  On an annual basis, and in connection with the hiring of any new Unaffiliated Subadviser, Applicants will solicit from each Independent Director (i) appropriate information regarding any direct or indirect beneficial or legal interest in publicly traded securities issued by a controlling person of the new Unaffiliated Subadviser or any existing Unaffiliated Subadviser, as applicable, and (ii) a certification stating that any such interest is limited as required by the conditions of this Application.

D.                                    Request for an Order

Applicants request an order of the Commission pursuant to Section 6(c) of the 1940 Act exempting current and future Independent Directors from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act to the extent necessary to permit the Independent Directors to hold de minimis and inadvertent interests in publicly traded securities issued by controlling persons of Unaffiliated Subadvisers subject to the conditions outlined in Section IV.C above.  Applicants submit that, for all the foregoing reasons, the requested relief is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.                                    CONCLUSION

For the reasons set forth in this Application, Applicants respectfully submit that the requested relief meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act and that such order be made effective as soon as possible.

VI.                               COMMUNICATIONS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their names and addresses are as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the cover.

VII.                          PROCEDURAL MATTERS, AUTHORIZATIONS AND SIGNATURES

Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.  Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.  Under the current Certificate of Trust or Certificate of Incorporation, as applicable; the Agreement and Declaration of Trust or Articles of Incorporation, as applicable; and the By-Laws of each Prudential Investment Company, the business and affairs of each Prudential Investment Company are conducted by its Board.  Under the current Limited Liability Agreement or Articles of Incorporation of each Adviser, the business and affairs of each Adviser are conducted by its Directors.

In accordance with the governing instruments of each Prudential Investment Company, resolutions were adopted by a vote of the Board of each Prudential Investment Company authorizing the respective appropriate officers to prepare, execute and file this Application with the Commission.  Copies of these resolutions are attached as Exhibit A to this Application.  These resolutions remain in full force and effect and are applicable to this Application.  In addition, in accordance with the governing instruments for each Adviser, each Adviser’s President, Vice President, Treasurer and Secretary is authorized to conduct business on behalf of the Adviser and to provide authorizing signatures.  Accordingly, the persons signing and filing this Application have been fully authorized to do so.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an order pursuant to Sections 6(c) of the 1940 Act granting the relief requested by this application.

ADVANCED SERIES TRUST

By:	/s/ Timothy S. Cronin
Name:	Timothy Cronin
Title:	President

PRUDENTIAL’S GIBRALTAR FUND, INC.

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	President

THE PRUDENTIAL SERIES FUND

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	President

AST INVESTMENT SERVICES, INC.

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	President

PGIM INVESTMENTS LLC

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	Senior Vice President

Dated: September 14, 2020

EXHIBIT A

CERTIFICATE OF RESOLUTION

I, Timothy S. Cronin, President of Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (the “Prudential Investment Companies”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees or Board of Directors, as applicable, of the Prudential Investment Companies on May 29, 2020, and that said resolutions of the Prudential Investment Companies have not been amended or rescinded and remain in full force and effect.

RESOLVED, that the officers of the Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (the “Prudential Investment Companies”) be, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission on behalf of the Prudential Investment Companies an application and any future amended applications for an exemption from the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) to permit current and future members of the Boards of Trustees or Boards of Directors of the Prudential Investment Companies who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Prudential Investment Companies to hold limited direct and indirect beneficial and legal interests in certain publicly traded investment subadvisers (or their parent companies or affiliates) of the Prudential Investment Companies that are not affiliated with Prudential Financial, Inc., in such form as such officer deems necessary or appropriate, with advice of counsel; and it is further

RESOLVED, that the officers of the Prudential Investment Companies be, and each of them hereby is, authorized and empowered to execute and deliver all applications, instruments, certificates or other documents and to do and perform any and all other acts and things that any such officer shall determine to be necessary, appropriate or desirable for the implementation of the foregoing resolution or to effect or accomplish the intent of the foregoing resolution, any such determination to be conclusively evidenced by the execution and delivery by any officer of any such application, instrument, certificate or other document or the doing or performing by any officer of any such act or thing.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 14th day of September, 2020.

/s/ Timothy S. Cronin

EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 14, 2020 for and on behalf of Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (the “Prudential Investment Companies”); that he is President of the Prudential Investment Companies; and that all actions by stockholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Timothy S. Cronin

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 14, 2020 for and on behalf of AST Investment Services, Inc. (“ASTIS”); that he is President of ASTIS; and that all actions by shareholders, trustees/directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Timothy S. Cronin

EXHIBIT B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 14, 2020 for and on behalf of PGIM Investments LLC (“PGIM”); that he is Senior Vice President of PGIM; and that all actions by shareholders, trustees/directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Timothy S. Cronin